For the Annual General Meeting of the Company to be held at: Time: 10.30am (Melbourne time, AEDT) Date: Tuesday, 25 November 2025 Place: MinterEllison Collins Arch, Level 20 447 Collins Street Melbourne Victoria 3000 Notice of Annual General Meeting and Explanatory Memorandum Mesoblast Limited ABN 68 109 431 870 THIS IS AN IMPORTANT DOCUMENT If you are in doubt as to what to do with this document, please immediately see your legal adviser, financial adviser or stockbroker.

Mesoblast Limited – Notice of Annual General Meeting 2025 1 Notice of Annual General Meeting Notice is given that the Annual General Meeting (AGM) of Mesoblast Limited (ABN 68 109 431 870) (the Company or Mesoblast) will be held at 10.30am (Melbourne time, AEDT) on Tuesday, 25 November 2025 for the purpose of considering and, if thought fit, passing the resolutions set out below (Notice). Venue The Company will conduct an AGM with shareholders able to attend in person at MinterEllison, Collins Arch, Level 20, 447 Collins Street, Melbourne Victoria 3000. Viewing the AGM online The Company encourages shareholders and proxy holders to participate in the AGM in person. In recognition that this may not be feasible for all shareholders, shareholders may view the AGM online at https://meetings.openbriefing.com/MSB25. If shareholders are viewing the AGM by webcast, we recommend logging onto our online platform at least 15 minutes prior to the scheduled start time for the AGM by entering https://meetings.openbriefing.com/MSB25 into a web browser address bar on your computer or online device. Shareholders will need their Shareholder Reference Number (SRN) or Holder Identification Number (HIN), which is printed at the top of their personalised proxy appointment form, in order to login to the online platform. Further information on how to view the AGM via webcast is set out in the Audio Webcast Guide available at https://mesoblast.com/agm2025. Shareholders will not be able to submit their votes or submit questions through the webcast platform. Shareholders planning on viewing the AGM online instead of attending in person should submit their votes prior to the AGM – detailed instructions on this are set out in this Notice in the section titled “Information on voting, proxies, corporate representatives and attorneys”. In addition, shareholders may submit their questions before the meeting – detailed instructions on this are set out in this Notice in the section titled “Asking questions”. Voting Shareholders may vote by either: • attending the AGM in person; or • appointing a proxy. Detailed instructions on the above options are set out in this Notice in the section titled “Information on voting, proxies, corporate representatives and attorneys”. Asking questions A discussion will be held on all Items to be considered at the AGM. Shareholders attending the AGM in person will have a reasonable opportunity to ask questions during the AGM, including an opportunity to ask questions of the Company’s external auditor. To ensure that as many shareholders as possible have the opportunity to speak, shareholders are requested to observe the following: • all shareholder questions should be stated clearly and should be relevant to the business of the AGM, including matters arising from the Annual Report, Directors’ Report (including the Remuneration Report) and Auditor’s Report, and general questions about the performance, business or management of the Company; • if a shareholder has more than one question on an Item, all questions should be asked at the one time; and • shareholders should not ask questions at the AGM regarding personal matters or those that are commercial in confidence. Shareholders may register questions in advance of the AGM and are invited to do so. A Shareholder Question Form has been sent to shareholders and is also available on the Company’s website: https://mesoblast.com/agm2025. We will attempt to address the more frequently asked questions in the Chair and Chief Executive’s presentations at the AGM. Written questions must be received by the Company or MUFG Corporate Markets (AU) Limited by 5.00pm (Melbourne time, AEDT) on Tuesday, 18 November 2025, and can be submitted online, by mail, by fax or in person (as set out on the top of the Shareholder Question Form).

2 Mesoblast Limited – Notice of Annual General Meeting 2025 ITEMS OF BUSINESS Please note that additional information concerning the resolutions is contained in the Explanatory Memorandum that accompanies and forms part of this Notice. 1. Receipt and Consideration of Financial Statements and Reports To receive and consider the financial statements of the Company and the reports of the Directors and auditor for the year ended 30 June 2025, as set out in the Company’s 2025 Annual Report. 2. Adoption of the Remuneration Report To consider and, if thought fit, pass the following resolution as an ordinary resolution: “That the Remuneration Report (which forms part of the Company’s 2025 Annual Report) for the financial year ended 30 June 2025 be adopted.” The vote on this Item is advisory only and does not bind the directors of the Company (Directors) or the Company. Voting exclusions apply to Item 2 – please see the Voting Exclusions on page 5. 3. Election of Dr Gregory George and Ms Lyn Cobley as Directors To consider and, if thought fit, pass the following resolutions, each as an ordinary resolution: a) Election of Dr Gregory George as Director “That Dr Gregory George, having been appointed by the Directors as an addition to the existing Directors and, in accordance with clause 64.2 of the Company’s constitution, holding office until the end of this meeting, is elected as a Director of the Company.” b) Election of Ms Lyn Cobley as Director “That Ms Lyn Cobley, having been appointed by the Directors as an addition to the existing Directors and, in accordance with clause 64.2 of the Company’s constitution, holding office until the end of this meeting, is elected as a Director of the Company.” 4. Re-election of Ms Jane Bell AM and Dr Eric Rose as Directors To consider and, if thought fit, pass the following resolutions, each as an ordinary resolution: a) Re-election of Ms Jane Bell AM as Director “That Ms Jane Bell AM, a Director retiring from office in accordance with clause 65.1 of the Company’s constitution, is re-elected as a Director of the Company.” b) Re-election of Dr Eric Rose as Director “That Dr Eric Rose, a Director retiring from office in accordance with clause 65.1 of the Company’s constitution, is re-elected as a Director of the Company.” 5. Approval of Proposed Issue of Options to Newly Appointed Directors, Dr Gregory George and Ms Lyn Cobley To consider and, if thought fit, pass the following resolutions, each as an ordinary resolution: a) Approval of Proposed Issue of Options to Dr Gregory George “That the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes, the issue to Dr Gregory George, a non-executive Director of the Company, of 200,000 options to acquire by way of issue a like number of fully paid ordinary shares in the Company under and in accordance with the Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting.” b) Approval of Proposed Issue of Options to Ms Lyn Cobley “That the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes, the issue to Ms Lyn Cobley, a non-executive Director of the Company, of 200,000 options to acquire by way of issue a like number of fully paid ordinary shares in the Company under and in accordance with the Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting.” Voting exclusions apply to Items 5a) and 5b) – please see the Voting Exclusions section on page 5.

Mesoblast Limited – Notice of Annual General Meeting 2025 3 6. Approval of Proposed Issue of Options to Chief Executive Officer, Dr Silviu Itescu To consider and, if thought fit, pass the following resolutions, each as an ordinary resolution: a) Approval of Proposed Issue of Options to Dr Silviu Itescu in Connection with his Long-Term Incentive Remuneration for the 2025/2026 Financial Year “That the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes the grant to Dr Silviu Itescu (being the Chief Executive Officer and Managing Director of the Company) of 1,950,000 options (and the issue of any shares resulting from the exercise of the options), as the long-term incentive component of Dr Itescu’s remuneration for the 2025/2026 financial year, under and in accordance with the Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting.” b) Approval of Proposed Issue of Options to Dr Silviu Itescu in Connection with his Short-Term Incentive Remuneration for the 2024/2025 Financial Year “That the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes the grant to Dr Silviu Itescu (being the Chief Executive Officer and Managing Director of the Company) of 75,600 options (and the issue of any shares resulting from the exercise of the options), as the short- term incentive component of Dr Itescu’s remuneration for the 2024/2025 financial year under and in accordance with the Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting.” Voting exclusions apply to Items 6a) and 6b) – please see the Voting Exclusions section on page 5. 7. Approval of Proposed Issue of Options to Chief Medical Officer, Dr Eric Rose in Connection with his Long-Term Incentive Remuneration for the 2025/2026 Financial Year To consider and, if thought fit, pass the following resolution as an ordinary resolution: “That the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes the grant to Dr Eric Rose (being the Chief Medical Officer of the Company) of 820,000 options (and the issue of any shares resulting from the exercise of the options), as the long-term incentive component of Dr Rose’s remuneration in the 2025/2026 financial year, under and in accordance with the Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting.” Voting exclusions apply to Item 7 – please see the Voting Exclusions section on page 5. 8. Approval of Proposed Issue of Options to Director, Dr Philip Krause in Connection with his Consultancy Fees for the 2025/2026 Financial Year To consider and, if thought fit, pass the following resolution as an ordinary resolution: “That the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes the grant to Dr Philip Krause (being a Director of the Company) of 875,000 options (and the issue of any shares resulting from the exercise of the options), as part of Dr Krause’s consultancy fees in the 2025/2026 financial year, under and in accordance with the Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting.” Voting exclusions apply to Item 8 – please see the Voting Exclusions section on page 5. 9. Approval of Employee Share Option Plan for the Purposes of Listing Rule 7.2 (Exception 13) To consider and, if thought fit, pass the following resolution as an ordinary resolution: “That, for the purposes of ASX Listing Rule 7.2 (Exception 13), and for all other purposes, shareholders approve the grant of options (including any shares issued on the exercise of options granted) under the Employee Share Option Plan and also approve that Plan (a summary of which Plan is set out in the Explanatory Memorandum accompanying and forming part of the Notice of this Meeting) as an exception to ASX Listing Rule 7.1.” Voting exclusions apply to Item 9 – please see the Voting Exclusions section on pages 5 and 6. ITEMS OF BUSINESS

4 Mesoblast Limited – Notice of Annual General Meeting 2025 10. Issue of Securities related to Convertible Note Financing To consider and, if thought fit, pass the following resolutions, each as an ordinary resolution: a) Approval of Proposed Issue of Convertible Notes and Warrants to Dr Gregory George “That the Company approves, for the purposes of Listing Rule 10.11 and for all other purposes, each issue to Dr Gregory George or any of his Affiliates of up to 400 Convertible Notes and 400 Warrants as contemplated by the Subscription Agreement dated 3 September 2025 between the Company and Dr George thereby satisfying the condition of the issue as contemplated by Exception 11 in ASX Listing Rule 10.12 to ASX Listing Rule 10.11 on the basis described in the Explanatory Memorandum accompanying and forming part of the Notice of this Meeting.” b) Approval of Proposed Issue of Convertible Notes and Warrants to Cova Holdings LP “That the Company approves, for the purposes of Listing Rule 7.1 and for all other purposes each issue to Cova Holdings LP or any of its Affiliates of up to 100 Convertible Notes and 100 Warrants as contemplated by the Subscription Agreement dated 3 September 2025 between the Company and Cova Holdings LP.” Voting exclusions apply to Items 10a) and 10b) – please see the Voting Exclusions section on page 6. 11. Approval of Previous Issues of Securities To consider and, if thought fit, pass the following resolution as an ordinary resolution: “That, for the purpose of ASX Listing Rule 7.4 and for all other purposes, shareholders approve previous issues of fully paid ordinary shares by the Company to Osiris Therapeutics Inc and to institutional investors on the terms and conditions as more fully described in the Explanatory Memorandum accompanying and forming part of the Notice of this Meeting.” Voting exclusions apply to this Item 11 – please see the Voting Exclusions section on pages 6 and 7. Further information For detailed information on the above Items, please refer to the Explanatory Memorandum on pages 8 to 24. By order of the Board: Niva Sivakumar and Paul Hughes Joint Company Secretaries 27 October 2025 ITEMS OF BUSINESS

Mesoblast Limited – Notice of Annual General Meeting 2025 5 Voting Exclusions Voting Exclusion for Item 2 – Adoption of the Remuneration Report The Company will disregard any votes cast on the resolution proposed in Item 2: • by or on behalf of any Key Management Personnel (KMP) member whose remuneration details are included in the Remuneration Report, or any of their closely related parties, regardless of the capacity in which the votes are cast; or • by any person who is a KMP member as at the time Item 2 is voted on at the AGM, or any of their closely related parties, as a proxy, unless the votes are cast as a proxy for a person who is entitled to vote on Item 2: • in accordance with a direction in the proxy appointment; or • by the Chair of the AGM in accordance with an express authorisation in the proxy appointment to cast the votes even if Item 2 is connected directly or indirectly with the remuneration of a KMP member. Voting Exclusion for Items 5a), 5b), 6a), 6b), 7 and 8 – Approval of Proposed Issues of Options to Directors The Company will disregard any votes cast in favour of the resolutions proposed in Items 5a), 5b), 6a), 6b), 7 and 8: • by a person referred to in Listing Rule 10.14.1, 10.14.2, or 10.14.3 who is eligible to participate in the Employee Share Option Plan (or their respective associates); • by any person who is a KMP as at the time Items 5a), 5b), 6a), 6b), 7 and 8 are voted on at the AGM (or any respective closely related party). However, this does not apply to a vote cast in favour of a resolution if it is cast by: • a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; • the Chair of the AGM as proxy or attorney for a person who is entitled to vote on the Item, in accordance with a direction given to the Chair to vote on the resolution as the Chair decides; or • a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary, provided the following conditions are met: – the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and – the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way. In addition, a vote must not be cast on the resolutions proposed in Items 5a), 5b), 6a), 6b), 7 and 8 by a member of the KMP of the Company, or a closely related party of a KMP, acting as proxy for a person entitled to vote, if their appointment does not specify the way the proxy is to vote on Items. This restriction on voting undirected proxies does not apply to the Chair of the AGM acting as a proxy for a person entitled to vote on Items 5a), 5b), 6a), 6b), 7 and 8 because the Company’s proxy appointment expressly authorises the Chair of the AGM to exercise undirected proxies. Voting Exclusion for Item 9 – Approval of Employee Share Option Plan The Company will disregard any votes cast in favour of the resolution proposed in Item 9 by or on behalf of: • a person who is eligible to participate in the Employee Share Option Plan; or • an associate of that person (or those persons). However, this does not apply to a vote cast in favour of the resolution by: • a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way;

6 Mesoblast Limited – Notice of Annual General Meeting 2025 • the Chair of the AGM as proxy or attorney for a person who is entitled to vote on the Item, in accordance with a direction given to the Chair to vote on the resolution as the Chair decides; or • a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary, provided the following conditions are met: – the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and – the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way. In addition, a vote must not be cast on the resolution proposed in Item 9 by a member of the KMP of the Company, or a closely related party of a KMP, acting as proxy for a person entitled to vote, if their appointment does not specify the way the proxy is to vote on Items. This restriction on voting undirected proxies does not apply to the Chair of the AGM acting as a proxy for a person entitled to vote on the resolution because the Company’s proxy appointment expressly authorises the Chair of the AGM to exercise undirected proxies. Voting Exclusion for Items 10a) and 10b) – Issue of Securities related to Convertible Note Financing The Company will disregard any votes cast in favour of the resolution proposed in Item 10a) by or on behalf of: • Dr Gregory George and any other person who will obtain a material benefit as a result of the issue of the Convertible Notes or Warrants (except a benefit solely by reason of being a holder of ordinary securities in the Company); or • an associate of that person (or those persons). The Company will disregard any votes cast in favour of the resolution proposed in Item 10b) by or on behalf of: • Cova Holdings LP or any person who will obtain a material benefit as a result of the proposed issue of Convertible Notes or Warrants (except a benefit solely by reason of being a holder of ordinary securities in the Company); or • an associate of that person (or those persons). However, this does not apply to a vote cast in favour of a resolution by: • a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; • the Chair of the AGM as proxy or attorney for a person who is entitled to vote on the Item, in accordance with a direction given to the Chair to vote on the resolution as the Chair decides; or • a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary, provided the following conditions are met: – the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and – the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way. Voting Exclusion for Item 11 – Approval of Previous Issues of Securities The Company will disregard any votes cast in favour of the resolution proposed in Item 11 by or on behalf of: • a person who participated in the issue which is the subject of the resolution proposed at Item 11 or is a counterparty to the agreement being approved; or • an associate of that person (or those persons). However, this does not apply to a vote cast in favour of the resolution by: • a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; • the Chair of the AGM as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the Chair to vote on the resolution as the Chair decides; or VOTING EXCLUSIONS

Mesoblast Limited – Notice of Annual General Meeting 2025 7 • a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: – the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Item; and – the holder votes on the Item in accordance with directions given by the beneficiary to the holder to vote in that way. Defined terms used in these Voting Exclusions For the purposes of these voting exclusions: • The KMP are those persons having authority and responsibility for planning, directing and controlling the activities of the Mesoblast consolidated group, either directly or indirectly. This includes all Directors (executive and non-executive). The KMP for the Mesoblast consolidated group during the year ended 30 June 2025 are listed in a section titled “Board of Directors” and “Senior Management – Key Management Personnel” in Item 6A (“Directors and Senior Management Personnel”) of the Company’s Form 20-F for the year ended 30 June 2025 (which is contained within the Company’s Annual Report for the year ended 30 June 2025). • A closely related party of a KMP member means: – a spouse or child of the member; or – a child of the member’s spouse; or – a dependant of the member or of the member’s spouse; or – anyone else who is one of the member’s family and may be expected to influence the member, or be influenced by the member, in the member’s dealings with the Mesoblast consolidated group; or – a company the member controls. The Company will also apply these voting exclusions to persons appointed as attorney by a shareholder to attend and vote at the AGM under a power of attorney, as if they were appointed as a proxy. VOTING EXCLUSIONS

8 Mesoblast Limited – Notice of Annual General Meeting 2025 Explanatory Memorandum relating to the 2025 Notice of Annual General Meeting This Explanatory Memorandum accompanies and forms part of the Notice of AGM. ITEMS OF BUSINESS Item 1 – Receipt and Consideration of Financial Statements and Reports The laws in Australia require the Company’s financial statements and reports for the last financial year just ended to be presented to the AGM. This Item does not require a formal resolution to be put at the AGM. Rather, this agenda Item is intended to provide shareholders with the opportunity to raise questions on the financial statements and reports contained in the Company’s 2025 Annual Report, and on the performance of the Company generally. Shareholders should note that the financial statements and reports will be received in the form presented. It is not the purpose of the meeting for the financial statements and reports to be accepted, rejected or modified in any way. There is no requirement either in the Corporations Act 2001 (Cth) (Corporations Act) or in the constitution of the Company for shareholders to approve the financial report, the Directors’ Report or the Auditor’s Report. Item 2 – Adoption of the Remuneration Report Under the Corporations Act, the Company is required to include in the Directors’ Report a detailed Remuneration Report setting out certain prescribed information relating to Directors’ and Executives’ remuneration and submit this for adoption by resolution of shareholders at the AGM. The Remuneration Report is set out on pages 103 to 131 of the Company’s 2025 Annual Report. A copy of the 2025 Annual Report can be found on the Company’s website at https://mesoblast.com/agm2025 or by contacting the Company’s share registry, MUFG Corporate Markets (AU) Limited. The Remuneration Report further provides: • an explanation of the Company’s remuneration strategy and guiding principles; • an explanation of the Company’s policies in relation to the nature and amount of the remuneration of the KMP; • a description of the relationship between such policies and the Company’s performance; • if an element of remuneration is performance based, an explanation why the performance conditions were chosen and how performance is measured against those conditions; and • remuneration details for the KMP. During this Item, there will be an opportunity for shareholders at the meeting to comment on and ask questions about the Remuneration Report, and shareholders are asked to adopt the Remuneration Report. The vote on the resolution in this Item is advisory only and will not bind the Directors or the Company. The Board will take the outcome of the vote into consideration when reviewing remuneration practices and policies of the Company. Recommendation Noting that each Director has a personal interest in their own remuneration from the Company (as described in the Remuneration Report), and that each Director (or any closely related party of a Director) is excluded from voting their shares on Item 2 (as described in the “Voting Exclusions” section above), the Directors unanimously recommend that shareholders vote in favour of Item 2 to adopt the Remuneration Report.

Mesoblast Limited – Notice of Annual General Meeting 2025 9 Item 3 – Election of Dr Gregory George and Ms Lyn Cobley as Directors a) Election of Dr Gregory George as Director Dr Gregory George was appointed to the Board in February 2025 as an additional Director and is a non-executive Director of the Company. In accordance with clause 64.2 of the Company’s constitution Dr George only holds office until the end of the AGM but may offer himself for re-election by resolution of shareholders in general meeting. In accordance with clause 64.2 of the Company’s constitution, Dr George, being eligible, offers himself for re-election to the Board. Dr George brings to the Board his background as a medical scientist with unique operational experience having founded and built SurgCenter Development from a start-up company to be the largest privately owned ambulatory surgical center (ASC) company in the United States. Under Dr George’s leadership, SurgCenter Development became a highly-efficient multi-billion-dollar commercial organization and clear leader in the industry, with over 250 physician owned ASCs. Dr George graduated from M.I.T., received his medical degree from Duke University, and earned a Ph.D. from Duke in the field of ocular physiology. Dr George is a board- certified ophthalmologist. The Board has determined that Dr George is not an independent Director. Recommendation The Board recommends that shareholders vote in favour of the election of Dr Gregory George. Dr George has not participated in the Board resolution relating to his own candidacy. b) Election of Ms Lyn Cobley as Director Ms Lyn Cobley was appointed to the Board in April 2025 as an additional Director and is a non-executive Director of the Company. In accordance with clause 64.2 of the Company’s constitution Ms Cobley only holds office until the end of the AGM but may offer herself for re-election by resolution of shareholders in general meeting. In accordance with clause 64.2 of the Company’s constitution, Ms Cobley, being eligible, offers herself for re-election to the Board. Ms Cobley brings over 30 years’ executive experience in senior positions at Australian and Global banks with experience in P&L leadership, risk management, equity and debt capital markets, balance sheet management, strategy and leadership, people and culture matters, technology, cybersecurity and navigating complexity in regulated industries. Ms Cobley was previously CEO of Westpac Institutional Bank, Chair of Westpac Asia Advisory Board, Group Treasurer of Commonwealth Bank of Australia during the GFC and had responsibility for running retail products functions and involvement in mergers and acquisitions. Ms Cobley currently serves as a director of Commonwealth Bank of Australia, is a member of Chief Executive Women and a member of the Macquarie University Council, where she chairs the Finance and Facilities Committee. She is a former director of the Australian Financial Markets Association and Trustee Board member of the Westpac Foundation. The Board has determined that Ms Cobley is an independent Director. Recommendation The Board recommends that shareholders vote in favour of the election of Ms Lyn Cobley. Ms Cobley has not participated in the Board resolution relating to her own candidacy. Item 4 – Re-election of Ms Jane Bell AM and Dr Eric Rose as Directors a) Re-election of Ms Jane Bell AM as Director Ms Jane Bell AM was appointed to the Board in 2022 and last elected by shareholders at the Company’s 2022 AGM. She is a non-executive Director of the Company and Chair of the Board. In accordance with clause 65.1 of the Company’s constitution, Ms Bell, being eligible, offers herself for re-election to the Board at the AGM. Ms Bell has 30 years’ experience as a banking and finance lawyer with leading law firms, financial services and corporate treasury operations in the United States, Canada, Australia and the United Kingdom. She is an experienced Chair and non-executive director in highly regulated sectors including delivery of healthcare, life sciences, medical research and funds management. Ms Bell currently serves as Deputy Chair of Monash Health, Australia’s largest and most diverse public health service, and Chair of its Audit Committee. She is also a director of publicly-listed biotechnology company Amplia Therapeutics and Chair of its Audit Committee, and of Jessie McPherson Private Hospital. She is a former Chair of Royal Melbourne Hospital and former Chair of Biomedical Research Victoria as well as Chair of Advisory Groups for the Royal Australian and New Zealand College of EXPLANATORY MEMORANDUM

10 Mesoblast Limited – Notice of Annual General Meeting 2025 Obstetricians and Melbourne Genomics Health Alliance, a former director of Hudson Institute of Medical Research and director of U Ethical, Australia’s first ethical funds manager. Ms Bell holds a Master of Laws from King’s College (London), Bachelor of Laws University of Melbourne, and Bachelor of Economics Monash University. In 2023, Ms Bell was appointed a Member of the Order of Australia (AM) for her significant service to governance in the medical research, healthcare and not-for-profit sectors. The Board has determined that Ms Bell is an independent Director. Recommendation The Board recommends that shareholders vote in favour of the re-election of Ms Jane Bell AM. Ms Bell has not participated in the Board resolution relating to her own candidacy. b) Re-election of Dr Eric Rose as Director Dr Eric Rose was appointed to the Board in 2013 and last elected by shareholders at the Company’s 2022 AGM. He is the Company’s Chief Medical Officer and an Executive member of the Board. In accordance with clause 65.1 of the Company’s constitution, Dr Rose, being eligible, offers himself for re-election to the Board at the AGM. Dr Rose is a highly respected physician scientist with a focus on clinical investigation, drug discovery, biodefense, and health policy. As a world-renowned heart surgeon and scientist, Dr Rose led the Columbia Presbyterian heart transplantation program from 1982 through 1992 and made history in 1984 when he performed the first successful pediatric heart transplant. From 1994 through 2007, he served as Chairman of Columbia University’s Department of Surgery and Surgeon-in-Chief of Columbia Presbyterian Medical Center in New York. During this time his leadership of the NIH-supported program Randomized Evaluation of Mechanical Circulatory Support in Heart Failure (REMATCH) resulted in the first FDA approval of an implantable left ventricular assist device for long term circulatory support, spawning an entire new industry. From 2007-2011, Dr Rose served on the National Biodefense Scientific Board which advises the United States Health and Human Services Secretary on biodefense, influenza and emerging diseases. In 2007, he was appointed Chairman and CEO of SIGA Technologies where he oversaw development of the first antipox viral drug approved in the United States, TPOXX, for the treatment of smallpox. Dr Rose played a key role in obtaining FDA approval of the drug in 2019, and he was responsible for securing contracts with the Biomedical Advanced Research and Development Authority (BARDA) under which the US Government has procured 1.7 million courses of TPOXX for more than US$1billion into the Strategic National Stockpile. Dr Rose’s tenure on the ABIOMED board ended in December 2022 with the sale of the company to Johnson & Johnson for US$17.7 billion. The Board has determined that Dr Rose is not an independent Director. Recommendation The Board recommends that shareholders vote in favour of the re-election of Dr Eric Rose. Dr Rose has not participated in the Board resolution relating to his own candidacy. Item 5 – Approval of Proposed Issue of Options to Newly Appointed Directors, Dr Gregory George and Ms Lyn Cobley Items 5a) and 5b) propose the issue of 200,000 options to acquire a like number of Shares to each of Dr Gregory George and Ms Lyn Cobley under the Employee Share Option Plan. The Board considers that it is important to ensure that the Company remains globally competitive in terms of the benefits made available to its non- executive Directors for the Company to continue to attract and retain candidates of high calibre and experience. The Board considers that the grant of options to non-executive Directors is an important component of providing competitive benefits in the international biotechnology sector. Such grants are not inconsistent with practice in the sector. The proposed issue of options to Dr George and Ms Cobley is in connection with their recent appointment as non-executive Directors of the Company, and is consistent with the number of options granted in relation to other non-executive Director appointments. The Directors do not presently intend for an issue of options to be an annual or regular event for these non-executive Directors. The exercise price of each option is A$1.72 and the expiry date is 9 May 2032. These options will be issued to Dr George and Ms Cobley in accordance with the Employee Share Option Plan. Key terms applying to these options are summarised below: (i) the options will vest in three equal tranches, with vesting dates on the first, second and third anniversaries of the grant date, and an expiry date of seven years from the grant date; EXPLANATORY MEMORANDUM

Mesoblast Limited – Notice of Annual General Meeting 2025 11 (ii) the options will not be subject to any performance conditions or hurdles; and (iii) the options will be subject to lapsing where the holder is a ‘Bad Leaver’. Unless the Board determines otherwise, in accordance with the rules of the Employee Share Option Plan: A. where the holder is a ‘Bad Leaver’, all rights, entitlements and interests in any unexercised options (including those that are vested options) held by the holder will be forfeited and will lapse immediately. In broad terms, a holder will be a ‘Bad Leaver’ where they cease to be a Director of the Company in circumstances where they have engaged in conduct adverse to the Company, or breach the terms of their appointment; and B. where a holder is a ‘Leaver’, the holder will retain all vested and unvested options and they will remain subject to vesting (if unvested) and expiry as noted in (i) above. A holder will be a ‘Leaver’ where they cease to be a Director of the Company in circumstances where they are not a ‘Bad Leaver’ (a ‘Leaver’ will include a Director who resigns or retires from the Board). Recommendation The Directors (with Dr Gregory George abstaining) recommend that shareholders vote in favour of the resolution proposed in Item 5a). The Directors (with Ms Lyn Cobley abstaining) recommend that shareholders vote in favour of the resolution proposed in Item 5b). Item 6 – Approval of Proposed Issue of Options to Chief Executive Officer, Dr Silviu Itescu a) Approval of Proposed issue of Options to Dr Silviu Itescu in Connection with his Long-Term Incentive Remuneration for the 2025/2026 Financial Year As detailed in the Remuneration Report on pages 103 to 131 of the Company’s 2025 Annual Report, the CEO’s remuneration framework includes a long-term incentive (LTI) component which is set as a target percentage of his base salary in the form of options over fully paid ordinary shares in the Company. This framework is aligned with biotechnology peers in key markets for biotechnology personnel, which have a large proportion of remuneration in LTIs, therefore strongly aligning outcomes with those of shareholders. Shareholders are asked to approve the issue of 1,950,000 milestone-based options to Dr Silviu Itescu under the Employee Share Option Plan, which constitute the LTI component of Dr Itescu’s remuneration for the 2025/2026 financial year. Vesting of these options is subject to the achievement of specified milestones determined by the Board, as well as minimum service periods from grant. Vesting for the proposed issue of options will be contingent on achievement of the following milestones, being: • LTI Clinical and Regulatory KPIs – 43% (1,114,286 options): Clinical and regulatory milestones relating to the remestemcel-L and rexlemestrocel-L platforms. • LTI Commercial, Financial and Business KPIs – 57% (835,714 options): Commercial, financial and business development milestones in relation to the remestemcel-L and rexlemestrocel-L platforms. Due to their commercially sensitive nature, the Company intends to provide further details related to the above performance metrics in the annual report following the achievement of the relevant milestones. It is noted that the milestones may be deemed by the Board to have been only partially met, in which case not all of the grant amounts may vest. The options are also subject to minimum service periods, whereby they are eligible for vesting in three equal tranches subject to the achievement of the above milestones, on the first, second and third anniversary of the grant date. The options will have an exercise price of A$2.46. Dr Itescu will only realise value from the options if the milestones are achieved, the minimum service period has elapsed and the share price of the Company exceeds the option exercise price (which was set based on the share price when the Board approved the grant of the options). The 1,950,000 milestone-based options will be issued to Dr Itescu in accordance with the Employee Share Option Plan, the terms and conditions of which are described in this Explanatory Memorandum in the table at pages 17 to 20. EXPLANATORY MEMORANDUM

12 Mesoblast Limited – Notice of Annual General Meeting 2025 EXPLANATORY MEMORANDUM b) Approval of Proposed Issue of Options to Dr Silviu Itescu in Connection with his Short-Term Incentive Remuneration for the 2024/2025 Financial Years As detailed in the Remuneration Report on pages 103 to 131 of the Company’s 2025 Annual Report, the CEO’s remuneration framework includes a short-term incentive (STI) component which was amended in May 2025 to reduce from 100% cash delivery to 50% cash and 50% options to ensure continued alignment with shareholders and conservation of cash. Shareholders are asked to approve the issue of 75,600 options to Dr Silviu Itescu under the Employee Share Option Plan, which constitute 50% of the STI component of Dr Itescu’s remuneration for the period 10 May 2025 to 30 June 2025. The options will be issued to Dr Itescu in accordance with the Employee Share Option Plan. Key terms applying to these time-based options are summarised below: (i) the options will have an exercise price of A$2.46; (ii) the options will vest on the first anniversary of the grant date; (iii) the options will have an expiry date of seven years from the grant date; and (iv) other than as set out above, the terms and conditions of these options are described in this Explanatory Memorandum in the table at pages 17 to 20. Recommendation The Directors (with Dr Itescu abstaining) recommend that shareholders vote in favour of Item 6a) and Item 6b). Item 7 – Approval of Proposed Issue of Options to Chief Medical Officer, Dr Eric Rose in Connection with his Long-Term Incentive Remuneration for the 2025/2026 Financial Year As detailed in the Remuneration Report on pages 103 to 131 of the Company’s 2025 Annual Report, the Chief Medical Officer’s remuneration framework includes an LTI component, which is set as a target percentage of his base salary in the form of options over fully paid ordinary shares in the Company. Shareholders are accordingly asked to approve the issue of 820,000 milestone-based options to Dr Eric Rose under the Employee Share Option Plan, which constitute the LTI component of Dr Rose’s remuneration for the 2025/2026 financial year. Vesting of these options is subject to the achievement of specified milestones determined by the Board, as well as minimum service periods from grant. Vesting for the proposed issue of options will be contingent on achievement of the following milestones, being: • LTI Clinical and Regulatory KPIs – 75% (615,000 options): Clinical and regulatory milestones relating to the remestemcel-L and rexlemestrocel-L platforms. • LTI Commercial, Financial and Business KPIs – 25% (205,000 options): Commercial, financial and business development milestones in relation to remestemcel-L and rexlemestrocel-L platforms. Due to their commercially sensitive nature, the Company intends to provide further details related to the above performance metrics in the annual report following the achievement of the relevant milestones. It is noted that the milestones may be deemed by the Board to have been only partially met, in which case not all of the grant amount may vest. The options are also subject to minimum service periods, whereby they are eligible for vesting in three equal tranches subject to the vesting of the above milestones, on the first, second and third anniversaries of the grant date. The options will have an exercise price of A$2.46. Dr Rose will only realise value from the options in the event that the milestones are achieved, and the share price of the Company exceeds the option exercise price (which was set based on the share price when the Board approved the grant of the options). The 820,000 milestone-based options will be issued to Dr Rose in accordance with the Employee Share Option Plan, the terms and conditions of which are described in this Explanatory Memorandum in the table at pages 17 to 20. Recommendation The Directors (with Dr Rose abstaining) recommend that shareholders vote in favour of Item 7.

Mesoblast Limited – Notice of Annual General Meeting 2025 13 Item 8 – Approval of Proposed Issue of Options to Director, Dr Philip Krause in Connection with his Consultancy Fees for the 2025/2026 Financial Year Shareholders are asked to approve the issue of 875,000 milestone-based options to Dr Philip Krause under the Employee Share Option Plan, which constitute part of his consultancy fees in connection with Dr Krause’s continuing engagement through financial year 2025/2026 as a strategic regulatory advisor to the Company through his company. Vesting of these options is subject to the achievement of specified milestones determined by the Board as noted below, as well as minimum service periods from grant. Vesting for 100% of the proposed issue of options will be contingent on achievement of certain clinical and regulatory milestones in relation to the remestemcel-L and rexlemestrocel-L platforms. Due to their commercially sensitive nature, the Company intends to provide further details related to the above performance metrics in the annual report following the achievement of the relevant milestones. It is noted that the milestones may be deemed by the Board to have been only partially met, in which case not all of the grant amount may vest. The options are also subject to minimum service periods, whereby they are eligible for vesting in three equal tranches subject to the vesting of the above milestones, on the first, second and third anniversaries of the grant date. The options will have an exercise price of A$2.46. Dr Krause will only realise value from the options in the event that the milestones are achieved, and the share price of the Company exceeds the option exercise price (which was set based on the share price when the Board approved the grant of the options). The 875,000 milestone-based options will be issued to Dr Krause in accordance with the Employee Share Option Plan, the terms and conditions of which are described in this Explanatory Memorandum in the table at pages 17 to 20. Recommendation The Directors (with Dr Krause abstaining) recommend that shareholders vote in favour of Item 8. Information required by the ASX Listing Rules for Items 5(a), 5(b), 6(a), 6(b), 7 and 8 The Company seeks shareholder approval to issue options to Dr Gregory George, Ms Lyn Cobley, Dr Silviu Itescu, Dr Eric Rose and Dr Philip Krause for the purposes of ASX Listing Rule 10.14, which provides that an entity must not permit any Director (among others) to acquire equity securities under an employee incentive scheme without the prior approval of shareholders. If Items 5a), 5b), 6a), 6b), 7 and 8 are approved by shareholders, then in accordance with Exception 14 in ASX Listing Rule 7.2, and Exception 8 in ASX Listing Rule 10.12, an issue of securities under each resolution made with the approval of the holders of an entity’s ordinary securities under ASX Listing Rule 10.14 operates as an exception to ASX Listing Rule 7.1 and ASX Listing Rule 10.11 respectively. ASX Listing Rule 10.15 requires that the meeting documents concerning a proposed resolution to approve an issue of equity securities under an employee incentive scheme, in accordance with ASX Listing Rule 10.14, must include certain information. To minimise repetition, the required information for Items 5a), 5b), 6a), 6b), 7 and 8 is set out below: The name and category which the person falls within in Listing Rule 10.14.1 – 10.14.3 and why Dr Gregory George is a non-executive Director of the Company and therefore falls within Listing Rule 10.14.1. Ms Lyn Cobley is an independent non-executive Director of the Company and therefore falls within Listing Rule 10.14.1. Dr Silviu Itescu is the Chief Executive Officer and Managing Director of the Company and therefore falls within Listing Rule 10.14.1. Dr Eric Rose is the Chief Medical Officer of the Company and a Director of the Company and therefore falls within Listing Rule 10.14.1. Dr Philip Krause is a Director of the Company and strategic regulatory advisor and therefore falls within Listing Rule 10.14.1. EXPLANATORY MEMORANDUM

14 Mesoblast Limited – Notice of Annual General Meeting 2025 EXPLANATORY MEMORANDUM The number and class of securities proposed to be issued to the person Dr Gregory George 200,000 time-based options to acquire by way of issue a like number of fully paid ordinary shares in the Company. Ms Lyn Cobley 200,000 time-based options to acquire by way of issue a like number of fully paid ordinary shares in the Company. Dr Silviu Itescu 1. 1,950,000 milestone-based options to acquire by way of issue a like number of fully paid ordinary shares in the Company which constitute the LTI component of Dr Itescu’s 2025/2026 remuneration; and 2. 75,600 options to acquire by way of issue a like number of fully paid ordinary shares in the Company, which constitute 50% of the STI component of Dr Itescu’s remuneration for the period 10 May 2025 to 30 June 2025. Dr Eric Rose As the LTI component of his 2025/2026 remuneration, 820,000 options to acquire by way of issue a like number of fully paid ordinary shares in the Company. Dr Philip Krause As part of his 2025/2026 consultancy fees, 875,000 options to acquire by way of issue a like number of fully paid ordinary shares in the Company. If the person is a director, the details (including the amount) of the director’s current total remuneration package Dr Gregory George Dr George has declined the opportunity to receive cash compensation for his services as a Director. Ms Lyn Cobley Ms Cobley’s remuneration consists of directors’ fees of A$148,250 per annum for being a member of the Board of Directors, Audit and Risk Committee and Nomination and Remuneration Committee. Dr Silviu Itescu Dr Itescu’s current total remuneration package consists of: 1. US$950,000 base salary; 2. an STI component of up to 100% of base salary (i.e. US$950,000); and 3. an LTI component consisting of 1,950,000 milestone-based options. Dr Eric Rose Dr Rose’s current total remuneration package consists of: 1. US$615,000 base salary; 2. an STI component payment of up to 50% of base salary (i.e. US$307,500); and 3. an LTI component consisting of 820,000 milestone-based options. Dr Philip Krause Dr Krause receives a monthly cash retainer together with the proposed option grants as consultancy fees for the 2025/2026 financial year. Dr Krause no longer receives director fees for his services as a Director of the Company.

Mesoblast Limited – Notice of Annual General Meeting 2025 15 The number of securities that have previously been issued to the person under the scheme and the average acquisition price (if any) paid by the person for those securities Dr Gregory George Nil Ms Lyn Cobley Nil Dr Silviu Itescu Dr Itescu has previously received shareholder approval for the issue of 16,449,558 options under the Company’s previous employee share option plan. The previous grants have the following exercise prices: A$1.45 (1,885,334 options), A$3.39 (1,200,000 options), A$1.75 (1,550,000 options), A$1.01 (2,325,000 options), A$0.36 (1,273,070 options), A$0.35 (2,420,000 options), A$0.01 (2,222,000 options) and A$0.97 (3,574,154 options). Dr Eric Rose Dr Rose has previously received shareholder approval for the issue of 7,542,953 options under the Employee Share Option Plan. The previous grants have the following exercise prices: A$1.31 (120,000 options), A$1.81 (100,000 options), A$1.01 (2,150,000 options), A$0.36 (1,220,765 options), A$0.35 (740,000 options), A$0.01 (1,829,502 options) and A$0.97 (1,382,686 options). Dr Philip Krause Dr Krause has previously received shareholder approval for the issue of 2,510,000 options under the Employee Share Option Plan. The previous grants have the following exercise prices: A$0.99 (200,000 options), A$0.37 (985,000 options), A$0.32 (540,000 options) and A$0.97 (785,000 options) If the securities are not fully paid ordinary shares, a summary of the material terms of the securities, an explanation of why that type of security is being used and the value attributed to that security and its basis The options to be issued to Dr George, Ms Cobley, Dr Itescu, Dr Rose and Dr Krause will have terms and conditions attaching to the Employee Share Option Plan which are described in this Explanatory Memorandum in the table at pages 17 to 20 and, in relation to Dr George and Ms Cobley as set out in pages 10 to 11 above, in relation to Dr Itescu as set out in pages 11 to 12 above, in relation to Dr Rose as set out in page 12 above and in relation to Dr Krause as set out in page 13 above. The value attributed to each option is calculated using the Black Scholes valuation methodology, based on the 5-day VWAP up to the date of Board approval of the options. Options have been selected as the instrument for contributing to the remuneration of Dr George and Ms Cobley as the Board considers that the grant of options to non-executive Directors is an important component of providing competitive benefits in the international biotechnology sector while preserving the Company’s cash reserves. Options have been selected as the instrument for Dr Itescu and Dr Rose’s LTI, 50% of Dr Itescu’s STI from May 2025 onwards and as part of Dr Krause consultancy fees because they conserve cash, align with shareholder interests, and focus key management personnel on ensuring strategy, risk management, and execution that optimizes shareholder value. The value attributed to each option is calculated using the Black Scholes valuation methodology, based on the 5-day VWAP up to the date of Board approval of the options. The date or dates on or by which the Company will issue the securities to the person under the scheme which must not be later than 3 years after the date of this meeting If the resolutions proposed in Items 5a), 5b), 6a), 6b), 7 and 8 are passed by shareholders, the corresponding options will be issued no later than 12 months after this meeting. EXPLANATORY MEMORANDUM

16 Mesoblast Limited – Notice of Annual General Meeting 2025 EXPLANATORY MEMORANDUM The exercise price at which the Company will issue the securities to the person under the scheme Dr Gregory George and Ms Lyn Cobley A$1.72 per option that may be issued to Dr George and A$1.72 per option that may be issued to Ms Cobley. Dr Silviu Itescu, Dr Eric Rose and Dr Philip Krause A$2.46 per option that may be issued to Dr Itescu, A$2.46 per option that may be issued to Dr Rose and A$2.46 per option that may be issued to Dr Krause. A summary of the material terms of the scheme See details in connection with Item 9 below. No loans No loans are proposed in connection with the proposed issue of options. Additional disclosures If the resolutions proposed at: • Item 5a) is passed, the Company will proceed with the issue of options to Dr Gregory George; • Item 5b) is passed, the Company will proceed with the issue of options to Ms Lyn Cobley; • Item 6a) is passed, the Company will proceed with the issue of the LTI milestone-based options to Dr Itescu; • Item 6b) is passed, the Company will proceed with the issue of the STI time-based options to Dr Itescu; • Item 7 is passed, the Company will proceed with the issue of the LTI milestone-based options to Dr Rose; and • Item 8 is passed, the Company will proceed with the issue of milestone-based options to Dr Krause. If the resolution proposed at: • Item 5a) is not passed, the Company will not be able to proceed with the issue of options to Dr George and the Company will consider alternative means of remuneration for his services as a non-executive Director; • Item 5b) is not passed, the Company will not be able to proceed with the issue of options to Ms Cobley and the Company will consider alternative means of remuneration for her services as a non-executive Director; • Item 6a) is not passed, the Company will not be able to proceed with the issue of the LTI milestone-based options noted above to Dr Itescu and the Company will consider alternative means of providing long term incentives to Dr Itescu; • Item 6b) is not passed, the Company will not be able to proceed with the issue of the STI time-based options noted above to Dr Itescu and the Company will pay Dr Itescu the STI component of his remuneration fully in cash; • Item 7 is not passed, the Company will not be able to proceed with the issue of the LTI milestone-based options noted above to Dr Rose and the Company will consider alternative means of providing long term incentives to Dr Rose; • Item 8 is not passed, the Company will not be able to proceed with the issue of the milestone-based options noted above to Dr Krause and the Company will compensate Dr Krause in cash.

Mesoblast Limited – Notice of Annual General Meeting 2025 17 Details of any securities issued under the scheme will be published by the Company in its annual report relating to the relevant period in which they are issued, along with a statement that approval for the issue was obtained under Listing Rule 10.14. Any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of securities under the scheme after this resolution is approved by shareholders and who are not named in this Notice of AGM will not participate until shareholder approval is obtained under Listing Rule 10.14. Item 9 – Approval of Employee Share Option Plan for the Purposes of Listing Rule 7.2 (Exception 13) A key component of remuneration provided to employees, including executives and Directors, are LTIs. LTIs ensure employees have part of their remuneration tied to achieving long-term value and success for shareholders. Selected executives, employees and consultants of the Company and its subsidiaries are eligible to participate in the Employee Share Option Plan at the absolute discretion of the Directors. Subject to the Listing Rules, Directors are also eligible to participate in the Plan. Further information on the Employee Share Option Plan can be found in the Remuneration Report and is summarised below. The need for shareholder approval Listing Rule 7.2 (Exception 13) provides that any equity securities issued under an employee incentive scheme that has been approved by shareholders within the last three years are not counted when calculating the maximum number of equity securities a company may issue without shareholder approval under the 15% cap in ASX Listing Rule 7.1. The Employee Share Option Plan was last approved by shareholders on 23 November 2022. Listing Rule 7.2 (Exception 13) provides that approval only remains in effect for three years and consequently expires on 23 November 2025. Therefore, the Employee Share Option Plan is being put to shareholders for approval at this AGM for the purposes of Listing Rule 7.2 (Exception 13). Since shareholder approval on 23 November 2022, the Company has issued 64,201,333 options under the Employee Share Option Plan. As of 31 August 2025, of these 64,201,333 options: • 773,254 have been forfeited; • 14,404,877 have been exercised; and • 49,023,202 remain issued and outstanding. Summary of the terms of the Employee Share Option Plan Maximum number of shares able to be issued In broad terms, the maximum number of shares that may be issued (including shares issued on the exercise of options) to persons under the Employee Share Option Plan in Australia during any three-year period may not exceed 10% of the total number of shares on issue, which as at 30 September 2025 is 128,296,719. There are certain exclusions from this limit, including shares issued under a formal disclosure document (such as a prospectus) and shares issued to certain exempt classes of persons provided for in the Corporations Act. In addition, there is a maximum of 25,000,000 shares over which US Incentive stock options may be issued to individuals who are employed by the Company or its subsidiaries that qualifies as a ‘related corporation’, as defined in US Treasury Regulations section 1.421-1(i)(2). Ranking of shares issued under the Employee Share Option Plan Shares issued on the exercise of the options will rank equally in all respects with other shares from the date of allotment and issue, subject to the satisfaction of any applicable disposal restrictions. EXPLANATORY MEMORANDUM

18 Mesoblast Limited – Notice of Annual General Meeting 2025 EXPLANATORY MEMORANDUM Participation on new issues of shares Option holders cannot participate in new issues of shares to existing shareholders without exercising the option within the exercise period and becoming a shareholder by the relevant record date. Vesting conditions, expiry dates, exercise price and share acquisition price Options are issued to eligible participants with each option entitling the holder to subscribe for or be transferred one fully paid ordinary share in the Company on exercise. The exercise conditions (i.e. vesting conditions), if any, expiry date and exercise price of options are determined by the Board in its discretion at the time of issue of the options. The Company typically issues options for the LTI component of an employee’s remuneration under the Employee Share Option Plan on the following basis: • options issued are either time-based vesting or milestone- based vesting, or both, depending on the eligible participant’s role. Unless provided otherwise, time-based vesting usually occurs in three equal tranches, with a tranche vesting on each of the first, second and third anniversary of the issue date. Milestone-based options vest upon achievement of pre-specified performance milestones; • options have an expiry date of seven years from date of issue; and • the exercise price of options is the higher of (i) the volume weighted average share price of the five ASX trading days up to the date the Board approved the grant, and (ii) the last closing price of an ordinary share on the ASX at Board approval. The Employee Share Option Plan includes a provision that confirms the Board’s discretion, subject to the Listing Rules, to amend the Exercise Conditions of options that are issued under the ESOP to ensure long term incentives can continue to incentivise executives and key consultants in alignment with the Company’s strategy, which may need to pivot from time to time given the development stage of the Company. Treatment of options on cessation of employment Cessation of employment as a Leaver. If a participant in the Employee Share Option Plan ceases employment (or their consultancy or directorship with the Company), unless the Board determines that the participant is a ‘Bad Leaver’, then: (a) the participant may retain vested options, however, subject to (b) and (c) below, they must be exercised within 60 days of cessation of employment (or within a longer period if so determined by the Board), after which time the options will lapse; (b) if the cessation of employment occurs while the Company has a share trading black out period in place, unless the Board determines otherwise, within 60 days after (but not before) the end of the share trading black out period (or within a longer period if so determined by the Board), after which time the options will lapse; (c) if at the time of ceasing employment or at any later time before the ‘Leaver’ exercises options, the ‘Leaver’ is or becomes an ‘Insider’, then, despite any other rule of the Employee Share Option Plan, but subject to a contrary determination by the Board: (i) the ‘Leaver’ must not exercise any vested options while they are an ‘Insider’; and

Mesoblast Limited – Notice of Annual General Meeting 2025 19 (ii) the ‘Leaver’ may exercise all or any of their vested options within 60 days after the Company notifies the ‘Leaver’ and the ‘Leaver’ has ceased to be an ‘Insider’; (d) subject to (e) below, any unvested options will normally be forfeited and lapse unless the Board determines otherwise; and (e) in relation to options held by a person who held a managerial or executive office in the Company or a related body corporate of the Company at any time during the last three years before the person became a ‘Leaver’, unless the Board in its sole and absolute discretion determines otherwise (in which event they will be forfeited and lapse), unvested options will continue and vest when, in the Board’s sole and absolute discretion, any exercise conditions of the options are satisfied with that vesting to be on a pro rata basis over the relevant period. A ‘Leaver’ means a participant who ceases employment (or their consultancy or directorship with the Company) and who is not a ‘Bad Leaver’. A ‘Leaver’ will include a participant who ceases employment or their consultancy or directorship with the Company due to resignation or retirement but would not usually include a participant who ceases employment (or their consultancy or directorship with the Company) and who, with the prior approval of the Company’s Nomination and Remuneration Committee, becomes within 60 business days a consultant or director (or employee) with the Company or a related body corporate of the Company. An ‘Insider’ means a person who possesses (for the purposes of Division 3 of Part 7.10 of the Corporations Act) inside information (as defined in section 1042A of the Corporations Act) in relation to the Company or any or its securities. Cessation of employment as a Bad Leaver. If a participant in the Employee Share Option Plan ceases employment (or consultancy or directorship with the Company), and the Board determines that the participant is a ‘Bad Leaver’, all rights, entitlements and interests in any unexercised options (whether vested or unvested) held by the participant will lapse immediately. A ‘Bad Leaver’ is a participant who ceases to be employed (or engaged as a consultant or director) by the Company where the Board determines that the participant has: • committed any serious or persistent breach of any provisions of employment; • been convicted of any criminal offence which involves fraud or dishonesty; • engaged in any conduct which brings the Company into substantial disrepute; • committed any wrongful or negligent act or omission which has caused the Company substantial liability; • engaged in grave misconduct or recklessness in the discharge of the participant’s duties; • become disqualified from managing corporations in accordance with Part 2D.6 of the Corporations Act or has committed any act that, pursuant to the Corporations Act, may result in the participant being banned from managing a corporation; or • engaged in any other conduct which the Board reasonably considers to be analogous to, or having a substantially similar seriousness to, any of the circumstances specified above. EXPLANATORY MEMORANDUM

20 Mesoblast Limited – Notice of Annual General Meeting 2025 Change of control Unvested options vest on a ‘Control Event’, whether or not any or all applicable Exercise Conditions (i.e. vesting conditions) have been met, unless the Board otherwise determines. A ‘Control Event’ means any of the following: • an offer is made by a person for the whole of the issued ordinary share capital of the Company (or any part as is not at the time owned by the offeror or any person acting in concert with the offeror) and after announcement of the offer the offeror (being a person who did not Control the Company prior to the offer) acquires Control of the Company; • any other event occurs which causes a change in Control of the Company; or • any other event which the Board reasonably considers should be regarded as a Control Event. ‘Control’ of an entity means having the right to: • vote 50% (or more) of the votes that can be cast at a meeting of shareholders; • appoint or remove directors who possess 50% (or more) of the votes exercisable by all directors of the entity; or • 50% (or more) of the profits or distributions of the entity or of its net liquidation proceeds. Cash settlement or buy-back of options or shares The Board has discretion to cash settle or buy-back options or shares issued on the exercise of options including, but not limited to, as an alternative to delivering shares on the exercise of options. The cash settlement amount in respect of options will be determined by reference to the market value of the options at the relevant time or an amount agreed with the option holder. Lapsing of options Either the Company or an option holder may request that the option holder’s options lapse for no consideration. Amendments and administration Subject to the ASX Listing Rules, the rules of the Employee Share Option Plan may be amended or supplemented by resolution of the Board. Unless the resolution of the Board expressly states otherwise, any amendment or supplement will not apply to any options granted which have not yet been exercised. The Employee Share Option Plan is managed by the Board or its delegate which has powers including to determine appropriate procedures for the administration of the Employee Share Option Plan, and to determine matters falling for determination under the Employee Share Option Plan in its discretion having regard to the interests of and for the benefit of the Company. The Employee Share Option Plan may be terminated at any time at the discretion of the Board and no compensation under any employment contract will arise as a result. Addendum for US participants The Plan includes an Addendum that supplements the rules of the Plan and makes certain variations to the rules for Eligible Employees who are US federal taxpayers and/or residents in the US, to take into account tax and regulatory requirements in the US as they relate to stock options. The Addendum prevails over the other Plan rules with respect to options granted to US participants, to the extent of any inconsistency. EXPLANATORY MEMORANDUM

Mesoblast Limited – Notice of Annual General Meeting 2025 21 Effect if the resolution is passed or not passed If the resolution is passed, the Company will be able to issue options under the Employee Share Option Plan (including any shares issued on the exercise of these options), without the issue reducing the number of equity securities that may be issued within the 15% limit prescribed by Listing Rule 7.1. If the resolution is not passed, any issues of options under the Employee Share Option Plan, will reduce the number of equity securities that the Company may issue within the 15% limit prescribed by Listing Rule 7.1 unless the Company is able to rely on another Exception in Listing Rule 7.2. Recommendation Because they have a personal interest in the subject of this resolution, the Directors have abstained from making a recommendation to shareholders in relation to the resolution proposed in this Item. Item 10 – Issue of Securities related to Convertible Note Financing As announced on 4 September 2025, the Company has entered into a subscription agreement with its largest shareholder Dr Gregory George for the issue, at the Company’s sole discretion, of up to US$40 million of convertible notes (at an issue price and face value of US$100,000 per note) and warrants, subject to shareholder approval (George Subscription Agreement). On the same date, the Company also entered into a subscription agreement with Cova Holdings LP (Cova) for the issue, at the Company’s sole discretion, of up to US$10 million of convertible notes (at an issue price and face value of US$100,000 per note) and warrants, subject to shareholder approval of the George Subscription Agreement (Cova Subscription Agreement). a) Approval of Proposed Issue of Convertible Notes and Warrants to Dr Gregory George By the resolution proposed in Item 10a), the Company is seeking the approval of shareholders for the purposes of ASX Listing Rule 10.11 and for all other purposes, in respect of the potential issue to Dr George of warrants (Warrants) and convertible notes (Convertible Notes, and the Warrants and Convertible Notes together, the Securities), each converting into Shares or American Depositary Receipts (ADRs) in the Company (with each ADR representing 10 Shares), with the Convertible Notes issuable by the Company at its sole discretion, under the George Subscription Agreement. The Company’s ASX announcement on 4 September 2025 summarises the material terms of the Subscription Agreement under which the Convertible Notes and Warrants are to be issued and as further set out in the table below. The names of the persons to whom the entity will issue the securities The Convertible Notes will be issued to Dr Gregory George or an affiliate (as defined by the George Subscription Agreement). The Warrants will be issued to Dr George or his nominee. The number and class of securities proposed to be issued to the person Warrants in respect of up to 4,000,000 fully paid ordinary shares. Up to 400 Convertible Notes. The date or dates on which the entity will issue the securities. This must be no later than 1 month after the date of the meeting. The Company intends to issue the Securities within 1 month after the date of the AGM. The price or other consideration the entity will receive for the securities Each Warrant has a nil issue price and an exercise price of US$16.25 per ADR (or A$2.50 per Share based on the $A/$US exchange rate on 3 September 2025). Each Convertible Note has a principal amount and will be issued at US$100,000. Each Convertible Notes has a conversion price of US$16.25 per ADR (or A$2.50 per Share based on the $A/$US exchange rate on 3 September 2025). The purpose of the issue, including the intended use of any funds raised by the issue Any funds raised from the Convertible Notes will be used to repay or reduce the amount owing to its secured lenders under the existing loan agreements and for general working capital purposes. EXPLANATORY MEMORANDUM

22 Mesoblast Limited – Notice of Annual General Meeting 2025 Additional material terms of the Securities Each Warrant is exercisable into one Share or 10 Warrants are exercisable into one ADR and have a maturity date of 4 years from the date of issue. 2,400,000 Warrants will only vest if the Company, in its sole discretion, exercises its right under the George Subscription Agreement to issue the Convertible Notes. At any time up to the maturity date, Dr George may elect to convert the Convertible Notes issued into either Shares or ADRs at the conversion price. The maturity date of the Convertible Notes will be 5 years after the first issuance of the Convertible Notes (unless redeemed or converted earlier). Under ASX Listing Rule 10.11, the Company may not issue equity securities to a related party without shareholder approval, unless an exception in ASX Listing Rule 10.12 applies. Dr George is a Director and therefore a related party of the Company. Under Exception 14 in Listing Rule 7.2 an issue of equity securities that is approved by the Company’s shareholders under ASX Listing Rule 10.11 and under Exception 9 in Listing Rule 7.2 their subsequent conversion or exercise into shares will not use up the Company’s 15% limit and therefore does not reduce the Company’s capacity to issue further equity securities without shareholder approval under ASX Listing Rule 7.1. The Company wishes to retain as much flexibility as possible to issue additional equity securities in the future. If the resolution proposed in Item 10a) is passed, the proposed issue of Convertible Notes and Warrants to Dr George will be permitted to proceed even though he is a director and related party and in addition the Securities issued (comprising the Convertible Notes and Warrants to be issued under the George Subscription Agreement and any Shares issued on the conversion or exercise of the Notes or Warrants) will not be counted towards the Company’s 15% limit in Listing Rule 7.1. If the resolution proposed in Item 10a) is not passed, the issue of the relevant Securities noted above will not be permitted to proceed under the George Subscription Agreement and the condition of the Cova Subscription Agreement (see summary below) will not be fulfilled. As a result, the Company will be required to consider alternative means of financing. For the purposes of the related party provisions in Chapter 2E of the Corporations Act, the Directors consider that the terms of the George Subscription Agreement and the proposed terms of issue of the Convertible Notes and Warrants to Dr George or his affiliate are reasonable in the circumstances if the Company and Dr George were dealing at arm’s length or are less favourable to Dr George than arm’s length terms. b) Approval of Proposed Issue of Convertible Notes and Warrants to Cova Holdings LP By the resolution proposed in Item 10b), the Company is seeking the approval of shareholders for the purposes of ASX Listing Rule 7.1 and for all other purposes, in respect of the potential issue to Cova of Warrants and Convertible Notes, with the Convertible Notes issuable by the Company at its sole discretion under the Cova Subscription Agreement. The Company’s ASX announcement on 4 September 2025 summarises the material terms of the Cova Subscription Agreement under which the Convertible Notes and Warrants are to be issued and as further set out in the table below. The Cova Subscription Agreement is conditional on the resolution proposed at Item 10(a) (dealing with the issue of Convertible Notes and Warrants under the George Subscription Agreement) being passed. The names of the persons to whom the entity will issue the securities The Convertible Notes will be issued to Cova Holdings LP or an affiliate (as defined by the Cova Subscription Agreement). The Warrants will be issued to Cova Holdings LP or its nominee. The number and class of securities proposed to be issued to the person Warrants in respect of up to 1,000,000 fully paid ordinary Shares. Up to 100 Convertible Notes. The date or dates on which the entity will issue the securities. This must be no later than 3 months after the date of the meeting. The Company intends to issue the Securities at the same time as the issue of Convertible Notes and Warrants under the George Subscription Agreement but in any event within three months after the date of the AGM. EXPLANATORY MEMORANDUM

Mesoblast Limited – Notice of Annual General Meeting 2025 23 The price or other consideration the entity will receive for the securities Each Warrant has a nil issue price and an exercise price of US$16.25 per ADR (or A$2.50 per Share based on the $A/$US exchange rate on 3 September 2025). Each Convertible Note has a principal amount and will be issued at US$100,000. Each Convertible Notes has a conversion price of US$16.25 per ADR (or A$2.50 per Share based on the $A/$US exchange rate on 3 September 2025). The purpose of the issue, including the intended use of any funds raised by the issue Any funds raised from the Convertible Notes will be used to repay or reduce the amount owing to its secured lenders under the existing loan agreements and for general working capital purposes. Additional material terms of the Securities Each Warrant is exercisable into one Share or 10 Warrants are exercisable into one ADR and have a maturity date of 4 years from the date of issue. 600,000 Warrants will only vest if the Company, in its sole discretion, exercises its option under the Cova Subscription Agreement to issue the Convertible Notes. At any time up to the maturity date, Cova may elect to convert the Convertible Notes issued into either Shares or ADRs at the conversion price. The maturity date of the Convertible Notes will be 5 years after the first issuance of the Convertible Notes (unless redeemed or converted earlier). Under ASX Listing Rule 7.1, the Company may not issue equity securities in excess of 15% of its share capital in any 12-month rolling period without shareholder approval, unless an exception in ASX Listing Rule 7.2 applies. An issue of equity securities that is approved by the Company’s shareholders under ASX Listing Rule 7.1 and their subsequent conversion or exercise into shares will not use up the Company’s 15% limit and therefore does not reduce the Company’s capacity to issue further equity securities without shareholder approval under ASX Listing Rule 7.1. If the resolution proposed in Item 10b) is passed, the proposed issue of Convertible Notes and Warrants to Cova under the Cova Subscription Agreement will not be counted towards the Company’s 15% limit in Listing Rule 7.1. If the resolution proposed in Item 10b) is not passed, the issue of the relevant Securities will be included in calculating the Company’s 15% limit in Listing Rule 7.1 effectively decreasing the Company’s ability to issue equity securities within that limit. Recommendation The Directors (with Dr George abstaining) recommend that shareholders vote in favour of the resolution proposed at Item 10a). The Directors (with Dr George abstaining) recommend that shareholders vote in favour of the resolution proposed at Item 10b). EXPLANATORY MEMORANDUM

24 Mesoblast Limited – Notice of Annual General Meeting 2025 Item 11 – Approval of Previous Issues of Securities The Company is seeking the approval of shareholders for the purposes of ASX Listing Rule 7.4 and for all other purposes, in respect of the issue of fully paid ordinary shares in the Company (Shares) that was made by the Company resulting from: • the issue of 10,228,239 Shares to Osiris Therapeutics Inc. announced to ASX on 6 January 2025 as contingent consideration in relation to the US Food and Drug Administration approving Ryoncil® (remestemcel-L) in the United States (which announcement summarises the material terms under which the Shares were issued); and • the issue by way of private placement of 104,000,000 Shares primarily to Mesoblast’s existing major US, UK and Australian shareholders announced to ASX on 14 January 2025 (which announcement summarises the material terms under which the Shares were issued), as set out in the table below. Persons to whom the issue was made As noted above. Date of issue of Shares 10,228,239 Share issue announced on 6 January was issued on 7 January 2025. The 104,000,000 Share issue announced on 14 January was issued as follows: • 97,680,000 Shares on 20 January 2025; • 3,095,000 Shares on 22 January 2025; and • 3,225,000 Shares on 24 January 2025. Number of Shares issued 114,228,239 Issue price per Share Share issue announced 6 January – A$3.145 Share issue announced 14 January – A$2.50 Class and material terms of Shares issued Fully paid ordinary shares ranking equally with all other existing fully paid ordinary shares. Use of the funds raised Share issue announced 6 January were issued as contingent consideration in relation to the US Food and Drug Administration approving Ryoncil® in the United States. Funds raised from the Shares issued on 20, 22 and 24 January have and will be used for: • funding adult Phase 3 registration trials for steroid-refractory acute-graft versus host disease and for chronic lower back pain; and • general corporate purposes. The issues of the above Shares (in this Item 11) were within the 15% limitation imposed by ASX Listing Rule 7.1. Under ASX Listing Rule 7.1, the Company may not issue equity securities in excess of 15% of its share capital in any 12-month rolling period without shareholder approval, unless an exception in ASX Listing Rule 7.2 applies. ASX Listing Rule 7.4 permits a company to obtain subsequent approval of a prior issue of securities from its shareholders. If the resolution proposed in Item 11 is passed, this means the prior issue of securities is treated as having been made with shareholder approval for the purposes of ASX Listing Rule 7.1, and thereby refreshes the Company’s ability in the future to issue up to 15% of its share capital without obtaining prior shareholder approval to the extent of the number of Shares being approved under this item. If the resolution proposed in Item 11 is not passed, the issue of the relevant Shares noted above will be included in calculating the Company’s 15% limit in Listing Rule 7.1, effectively decreasing the number of equity securities it can issue without shareholder approval over the 12 months following the issue date for those Shares. As noted above, shareholder approval is now being sought for the purposes of ASX Listing Rule 7.4. Recommendation The Directors recommend that shareholders vote in favour of Item 11. EXPLANATORY MEMORANDUM

Mesoblast Limited – Notice of Annual General Meeting 2025 25 Information on voting, proxies, corporate representatives and attorneys Eligibility to Vote For the purpose of voting at the AGM, the Directors have determined that all shares in the Company are taken to be held by the persons who are registered as holding them at 10.30am (Melbourne time, AEDT) on Sunday, 23 November 2025. The entitlement of shareholders to vote at the AGM will be determined by reference to that time. All Resolutions by Poll In accordance with clause 45.3 of the Company’s constitution, the Chair intends to call a poll on each of the resolutions proposed at the AGM as set out in the Notice of Meeting. Voting on each resolution considered at the AGM will therefore be conducted by poll, rather than a show of hands. Voting by Proxy Please note that: • a shareholder of the Company entitled to attend and vote at the AGM is entitled to appoint a proxy. A shareholder who is entitled to cast two or more votes may appoint not more than two proxies; • a proxy may be either an individual or a corporation, and need not be a shareholder of the Company; • a single proxy exercises all voting rights of the relevant shareholder; • where two proxies are appointed, the shareholder may specify the proportion or number of that shareholder’s votes that each proxy is appointed to exercise. If a shareholder appoints two proxies and does not specify each proxy’s voting rights, each proxy may exercise half the votes. Fractions of votes are to be disregarded; • a proxy need not vote in that capacity (unless the proxy is the Chair of the AGM) on a poll. However, if the proxy’s appointment specifies the way to vote on a resolution, and the proxy decides to vote in that capacity on that resolution, the proxy must vote the way specified (subject to the voting exclusions noted above); • if a proxy does not attend the AGM in person then the Chair of the AGM will be taken to have been appointed as the proxy of the relevant shareholder in respect of the AGM; and • if the Chair of the AGM is appointed, or taken to be appointed, as a proxy, but the appointment does not specify the way to vote on a resolution, then the Chair intends to exercise the relevant shareholder’s votes in favour of the relevant resolution (subject to the voting exclusions noted above). To be valid, the appointment of a proxy must be received by 10.30am (Melbourne time, AEDT) on Sunday, 23 November 2025 using one of the following methods: • faxing the proxy appointment form, along with the power of attorney or other authority (if any) under which the form is signed, to +61 2 9287 0309; or • lodging the proxy appointment form (online, by mail or in person) along with the power of attorney or other authority (if any) under which the form is signed (or a certified copy thereof), as follows: ONLINE: by logging into Investor Centre at the following website address – https://au.investorcentre.mpms.mufg.com – using the holding details as shown on your proxy form and select ‘Voting’ and follow the prompts to lodge your vote BY MAIL: Mesoblast Limited c/- MUFG Corporate Markets (AU) Limited Locked Bag A14 Sydney South NSW 1235, Australia BY HAND: MUFG Corporate Markets (AU) Limited Liberty Place, Level 41, Castlereagh Street, Sydney NSW 2000, Australia A personalised proxy appointment form has been sent to shareholders.

26 Mesoblast Limited – Notice of Annual General Meeting 2025 Voting by Corporate Representatives A shareholder or proxy that is a corporation and entitled to attend and vote at the AGM may appoint an individual to act as its corporate representative. Evidence of the appointment of a corporate representative must be in accordance with the Corporations Act and must be lodged with the Company’s share registry before the AGM in accordance with the instructions on the personalised proxy appointment form has been sent to shareholders. Voting by Attorney A shareholder entitled to attend and vote at the AGM is entitled to appoint an attorney to attend and vote at the AGM on the shareholder’s behalf. An attorney need not be a shareholder of the Company. The power of attorney appointing the attorney must be duly executed and specify the name of each of the shareholder, the Company and the attorney, and also specify the meetings at which the appointment may be used. The appointment may be a standing one. To be effective, the power of attorney must also be returned in the same manner, and by the same time, as outlined above for proxy appointment forms. Evidence of execution If any instrument (including a proxy appointment form or appointment of corporate representative) returned to the Company is completed by an individual or a corporation under power of attorney, the power of attorney under which the instrument is signed, or a certified copy of that power of attorney, must accompany the instrument unless the power of attorney has previously been noted by the Company or the Company’s share registry. INFORMATION ON VOTING, PROXIES, CORPORATE REPRESENTATIVES AND ATTORNEYS

LODGE YOUR VOTE  ONLINE https://au.investorcentre.mpms.mufg.com  BY MAIL Mesoblast Limited C/- MUFG Corporate Markets (AU) Limited Locked Bag A14 Sydney South NSW 1235 Australia  BY FAX +61 2 9287 0309  BY HAND* MUFG Corporate Markets (AU) Limited Liberty Place, Level 41 161 Castlereagh Street, Sydney NSW 2000 *during business hours Monday to Friday (9:00am - 5:00pm)  ALL ENQUIRIES TO Telephone: 1300 554 474 Overseas: +61 1300 554 474 ABN 68 109 431 870 LODGEMENT OF A PROXY FORM HOW TO COMPLETE THIS SHAREHOLDER PROXY FORM YOUR NAME AND ADDRESS This is your name and address as it appears on the Company’s share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. Please note: you cannot change ownership of your shares using this form. APPOINTMENT OF PROXY If you wish to appoint the Chair of the Meeting as your proxy, mark the box in Step 1. If you wish to appoint someone other than the Chair of the Meeting as your proxy, please write the name of that individual or body corporate in Step 1. A proxy need not be a shareholder of the Company. DEFAULT TO CHAIR OF THE MEETING Any directed proxies that are not voted on a poll at the Meeting will default to the Chair of the Meeting, who is required to vote those proxies as directed. Any undirected proxies that default to the Chair of the Meeting will be voted according to the instructions set out in this Proxy Form, including where the items are connected directly or indirectly with the remuneration of KMP. VOTES ON ITEMS OF BUSINESS – PROXY APPOINTMENT You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid. APPOINTMENT OF A SECOND PROXY You are entitled to appoint up to two persons as proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company’s share registry or you may copy this form and return them both together. To appoint a second proxy you must: (a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and (b) return both forms together. SIGNING INSTRUCTIONS You must sign this form as follows in the spaces provided: Individual: where the holding is in one name, the holder must sign. Joint Holding: where the holding is in more than one name, either shareholder may sign. Power of Attorney: to sign under Power of Attorney, you must lodge the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place. CORPORATE REPRESENTATIVES If a representative of the corporation is to attend the Meeting virtually the appropriate “Certificate of Appointment of Corporate Representative” must be received at support@cm.mpms.mufg.com prior to Meeting in accordance with the Notice of Annual General Meeting. A form of the certificate may be obtained from the Company’s share registry or online at www.mpms.mufg.com/en/mufg-corporate-markets. This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given above by 10:30am (Melbourne time, AEDT) on Sunday, 23 November 2025, being not later than 48 hours before the commencement of the Meeting. Any Proxy Form received after that time will not be valid for the scheduled Meeting. Proxy Forms may be lodged using the reply paid envelope or:  ONLINE https://au.investorcentre.mpms.mufg.com Login to the Investor Centre website using the holding details as shown on this Proxy Form. Select ‘Voting’ and follow the prompts to lodge your vote. To use the online lodgement facility, shareholders will need their “Holder Identifier” - Securityholder Reference Number (SRN) or Holder Identification Number (HIN). BY MOBILE DEVICE Our voting website is designed specifically for voting online. You can now lodge your vote by scanning the QR code adjacent or enter the voting link https://au.investorcentre.mpms.mufg.com into your mobile device. Log in using the Holder Identifier and postcode for your shareholding. To scan the code you will need a QR code reader application which can be downloaded for free on your mobile device. QR Code

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PROXY FORM

I/We being a member(s) of Mesoblast Limited and entitled to attend and vote hereby appoint:

STEP 1

APPOINT A PROXY

☐ the Chair of the Meeting *(mark box)*

OR if you are **NOT** appointing the Chair of the Meeting as your proxy, please write the name of the person or body corporate you are appointing as your proxy or failing the person or body corporate named, or if no person or body corporate is named, the Chair of the Meeting, as my/our proxy to act on my/our behalf (including to vote in accordance with the following directions or, if no directions have been given and to the extent permitted by the law, as the proxy sees fit) at the Annual General Meeting of the Company to be held at **10:30am (Melbourne time, AEDT) on Tuesday, 25 November 2025** at **MinterEllison, Collins Arch, Level 20, 447 Collins Street, Melbourne Victoria 3000** (the **Meeting**) and at any postponement or adjournment of the Meeting.

Shareholders unable to attend may view the meeting by webcast via the following website: **https://meetings.openbriefing.com/MSB25**, however this does not provide for asking questions or voting.

Important for Items 2, 5(a), 5(b), 6(a), 6(b), 7, 8 & 9: If the Chair of the Meeting is your proxy, either by appointment or by default, and you have not indicated your voting intention below, you expressly authorise the Chair of the Meeting to exercise the proxy in respect of Items 2, 5(a), 5(b), 6(a), 6(b), 7, 8 & 9, even though the Items are connected directly or indirectly with the remuneration of a member of the Company's Key Management Personnel **(KMP).**

The Chair of the Meeting intends to vote undirected proxies in favour of each item of business.

STEP 2

VOTING DIRECTIONS

Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the Meeting.

Please read the voting instructions overleaf before marking any boxes with an ☒

Items

Item		For	Against	Abstain*
2	Adoption of the Remuneration Report			
3a	Election of Dr Gregory George as Director			
3b	Election of Ms Lyn Cobley as Director			
4a	Re-election of Ms Jane Bell AM as Director			
4b	Re-election of Dr Eric Rose as Director			
5a	Approval of Proposed Issue of Options to Dr Gregory George			
5b	Approval of Proposed Issue of Options to Ms Lyn Cobley			
6a	Approval of Proposed Issue of Options to Dr Silviu Itescu in Connection with his Long-Term Incentive Remuneration for the 2025/2026 Financial Year			
6b	Approval of Proposed Issue of Options to Dr Silviu Itescu in Connection with his Short-Term Incentive Remuneration for the 2024/2025 Financial Year			
7	Approval of Proposed Issue of Options to Chief Medical Officer, Dr Eric Rose in Connection with his Long-Term Incentive Remuneration for the 2025/2026 Financial Year			
8	Approval of Proposed Issue of Options to Director, Dr Philip Krause in Connection with his Consultancy Fees for the 2025/2026 Financial Year			
9	Approval of Employee Share Option Plan for the Purposes of Listing Rule 7.2 (Exception 13)			
10a	Approval of Proposed Issue of Convertible Notes and Warrants to Dr Gregory George			
10b	Approval of Proposed Issue of Convertible Notes and Warrants to Cova Holdings LP			
11	Approval of Previous Issues of Securities			

ⓘ * If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a poll and your votes will not be counted in computing the required majority on a poll.

STEP 3

SIGNATURE OF SHAREHOLDERS – THIS MUST BE COMPLETED

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the shareholder. If a joint holding, either shareholder may sign. If signed by the shareholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the company's constitution and the *Corporations Act 2001* (Cth).

MSB PRX2501N

mesoblast

ABN 68 109 431 870

LODGE YOUR QUESTIONS

ONLINE
https://au.investorcentre.mpms.mufg.com

BY MAIL
Mesoblast Limited
C/- MUFG Corporate Markets (AU) Limited
Locked Bag A14
Sydney South NSW 1235 Australia

BY FAX
+61 2 9287 0309

BY HAND
MUFG Corporate Markets (AU) Limited
Liberty Place, Level 41
161 Castlereagh Street, Sydney NSW 2000

ALL ENQUIRIES TO
Telephone: 1300 554 474 Overseas: +61 1300 554 474

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Please use this form to submit any questions about Mesoblast Limited ("**Company**") that you would like us to respond to at the Company's 2025 Annual General Meeting. Your questions should relate to matters that are relevant to the business of the meeting, as outlined in the Notice of Meeting and Explanatory Memorandum which is available on the Company's website: https://mesoblast.com/agm2025. If your question is for the Company's auditor it should be relevant to the content of the auditor's report, or the conduct of the audit of the financial report.

This form must be received by the Company's share registrar, MUFG Corporate Markets (AU) Limited, by **5:00pm (Melbourne time, AEDT) on Tuesday, 18 November 2025.**

Questions will be collated. During the course of the Annual General Meeting, the Chair of the Meeting will endeavour to address as many of the more frequently raised shareholder topics as possible and, where appropriate, will give a representative of the Company's auditor the opportunity to answer written questions submitted to the auditor. However, there may not be sufficient time available at the meeting to address all topics raised. Please note that individual responses will not be sent to shareholders.

QUESTIONS

My question relates to *(please mark the most appropriate box)*

- ☐ Performance or financial reports
- ☐ Remuneration Report
- ☐ Environmental, Social and Governance Statement
- ☐ My question is for the auditor
- ☐ Future direction
- ☐ General suggestion
- ☐ Other

- ☐ Performance or financial reports
- ☐ Remuneration Report
- ☐ Environmental, Social and Governance Statement
- ☐ My question is for the auditor
- ☐ Future direction
- ☐ General suggestion
- ☐ Other